Exhibit 77D - First Investors Tax Exempt Funds

For the period ended June 30, 2009

During the period covered by this report, the policy of investing in insured securities was eliminated for the First Investors Connecticut, Massachusetts, Michigan, Minnesota, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania and Virginia Tax Exempt Funds (each, a "Fund"). This policy required each Fund to invest, under normal circumstances, at least 80% of its net assets in securities insured as to the timely payment of principal and interest by investment-grade rated independent insurance companies. The name of each Fund also was changed to remove the word "Insured."